MACE SECURITY INTERNATIONAL, INC.
FORM S-8

EXHIBIT 99.2
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                                                                       APPROVED
                                                                       5/16/96

                    MINUTES OF MEETING OF BOARD OF DIRECTORS
                                       OF
                       MACE SECURITY INTERNATIONAL, INC.

      A meeting of the Board of Directors of Mace Security International, Inc. was held at 10:50 a.m. Thursday, April 18, 1996 at the Best Western Hotel in Albany, New York.

      The following directors were present:

      Jon E. Goodrich, Chairman                     Ralph A. Foote, Esq.
      Robert D. Norman, Vice Chairman               Robert R. Rosberg
      John E. Logan

      Robert P. Gould was absent. Dr. Stuart DuBoff was expected but had not yet arrived.

      Also present were Richard A. Galt, Esq., General Counsel and Corporate Secretary, Brian L. Kelley, interim Corporate Treasurer and Germaine Curtin, Esq., outside counsel.

      The Chairman noted that a quorum was present.

1. Ms. Curtin led a discussion of the potential acquisitions of Howard Uniform Company, Balco Uniform Cap Corp. and Gould & Goodrich Leather, Inc.

      Ms. Curtin noted that while the Chairman, Mr. Gould and Mr. Norman are free to participate in the discussions, she felt it would be inappropriate for them to vote on the transactions in light of her conservative reading of the NASDAQ rules and certain ethical considerations.

2. Rajan Shamdasani, President of Howard and Balco, entered the meeting.

      Mr. Shamdasani discussed his background, the history of his companies and his expectations for the combined entities.

      At this point, Dr. DuBoff entered the meeting.

      After further discussion, Mr. Shamdasani exited the meeting.

3. On motion by Mr. Norman and seconded by Mr. Logan, it was unanimously RESOLVED, That the minutes of the meeting of February 23 and 24, 1996 be accepted.

4. Ms. Curtin led a discussion of the legal, financial and business implications of the recent actions of John Ahearn, former Vice President of Finance and Corporate Treasurer.
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      On motion by Mr. Norman and seconded by Dr. DuBoff it was unanimously
REOLVED, That the Written Consent To Action of the Board of Directors terminating Mr. Ahearn be ratified.

      On motion by Mr. Norman and seconded by Mr. Rosberg it was unanimously RESOLVED, That the Written Consent To Action of the Board of Directors appointing Brian L. Kelley as interim Corporate Treasurer be ratified.

5. On motion by Mr. Foote and seconded by Mr. Logan it was unanimously RESOLVED, That Mr. Norman's engagement of Wolff Investments, Inc. to issue a fairness opinion with respect to the acquisitions of Howard Uniform Company, Balco Uniform Cap Corp. and Gould & Goodrich Leather, Inc. be ratified.

6. Discussion was had of the actions of Gould & Goodrich Leather, Inc. and its shareholders during the due diligence review period.

      On motion by Mr. Foote and seconded by Mr. Rosberg it was unanimously RESOLVED, That Mr. Norman be authorized to terminate the Letter of Intent with Gould & Goodrich Leather, Inc. ab initio.

      Dr. DuBoff led a discussion of whether Gould & Goodrich Leather, Inc. had acted in bad faith during the due diligence review period and whether the company should seek reimbursement from Gould & Goodrich Leather, Inc. of the legal fees paid to the counsel for Gould & Goodrich Leather, Inc.

      The Chairman noted that, as a Board member, and despite the financial impact on him personally, he recommends that the Board ask for reimbursement of the additional legal fees from Gould & Goodrich Leather, Inc.

      At this point, Ms. Curtin exited the meeting.

7. On motion duly made and seconded it was unanimously RESOLVED, That the options to purchase shares of the company's common stock granted to each of Kenneth Butterfield, Mark Butterfield, Esq. and Germaine Curtin, Esq. be terminated, effective immediately.

      On motion duly made and seconded it was unanimously RESOLVED, That the options to purchase shares of the company's common stock granted to each of Robert Rosberg, Robert Norman and Dr. Stuart DuBoff be terminated, effective immediately.

8. On motion duly made and seconded it was unanimously RESOLVED, That the first sentence of Section 5 of the Mace Security International, Inc. NonQualified Stock Option Plan be amended to read as follows: The Board, upon recommendation of the Committee,


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may grant Options to any employee, former employee, director or distributor of, or consultant to, the Company or any Subsidiary; provided, however, that in the case of a Subsidiary described in Section 2.11 (b). Options may be granted only to employees.

      On motion duly made and seconded it was unanimously RESOLVED, That Section 8 of the Mace Security International, Inc. NonQualified Stock Option Plan be amended to include a paragraph (c) to read as follows: Notwithstanding paragraph
(a), the Board, in its discretion, and by resolution, may include a condition that the option granted the Participant shall survive Termination of Service.

9. Discussion was had of the claims made against the company by Mr. Ahearn. It was noted that Mr. Ahearn's option to purchase shares of the company's common stock has terminated as a result of the termination of his employment.

      On motion by Mr. Logan and seconded by Mr. Norman it was unanimously RESOLVED, That Mr. Norman be authorized, at his discretion and after consultation with counsel, to settle the claims against the company by John Ahearn, former Vice President of Finance and Corporate Treasurer, for up to $3,000 cash, nine months of COBRA payments and on option to purchase 10,000 shares of the company's common stock at an exercise price of $1.50 per share.

10. On motion by Mr. Rosberg and seconded by Mr. Norman it was unanimously RESOLVED, Messrs. Logan and Foote abstaining, That Ralph A. Foote, Esq. and John
E. Logan each be issued an option to purchase 10,000 shares of the company's common stock at an exercise price of $1.50 per share, effective April 18, 1996, said options to survive Termination of Service.

      On motion by Mr. Norman and seconded by Mr. Logan it was unanimously RESOLVED, that Richard A. Galt, Esq. be issued an option to purchase 10,000 shares of the company's common stock at an exercise price of $1.50 per share, effective April 18, 1996, said options to survive Termination of Service.

11. On motion duly made and seconded it was unanimously RESOLVED, That Kenneth Butterfield, Mark Butterfield, Esq. and Germaine Curtin, Esq., are deemed to be consultants to the company and shall each be granted an option to purchase 10,000 shares of the company's common stock at an exercise price of $1.50 per share, effective April 18, 1996, said options to survive Termination of Service.


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     On motion duly made and seconded it was unanimously RESOLVED, That Robert
Rosberg, Robert Norman and Dr. Stuart DuBoff each be granted an option to purchase 10,000 shares of the company's common stock at an exercise price of $1.50 per share, effective April 18, 1996, said options to survive Termination of Service.

12. Mr. Norman presented the Report of the President which included a discussion of the reductions in operating expenses, the planned movement of operations within the facility and the rental opportunities those moves will provide. Cost estimates and timetables for the moves will be presented at the next meeting.

     Discussion was had of the results of the first quarter.

     In response to a question from Mr. Foote, Mr. Norman reported that Wolff Investments is investigating Howard Uniform Company's reputation in the marketplace and with the U.S. government.

13. Mr. Logan presented the Report of the Audit Committee and the recommendations of Coopers & Lybrand, the company's auditors. At the request of Mr. Logan, it was agreed that the report from Coopers & Lybrand would be entered into the minutes of the meeting.

14. At this point, Mr. Norman, Mr. Galt and Mr. Kelley exited the meeting to allow for a discussion of senior management.

     Mr. Norman, Mr. Galt and Mr. Kelley reentered the meeting.

15. The date for the annual shareholder's meeting was set for June 20, 1996 at 10:00 a.m.

     The next board meeting was scheduled for May 16, 1996 at 10:30 a.m., preferably to be held by telephone.

16. On motion by Mr. Rosberg and seconded by Dr. Duboff it was unanimously RESOLVED, That the members of the Strategic Planing and Technology Committee shall be Mr. Norman and the Chairman, with Mr. Logan serving as Committee Chairman.

17. Further discussion was had of the progress of the potential acquisitions of Howard Uniform Company, Balco Uniform Cap Corp. and Gould & Goodrich Leather, Inc.

     Mr. Kelley led discussion of his due diligence findings on the acquisition candidates.


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      The meeting was adjourned.


                                        /s/ Richard A. Galt
                                        ---------------------------
                                        Richard A. Galt, Esq.
                                        Corporate Secretary